K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 t 704.331.7400 www.klgates.com
October 18, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 7 to Registration Statement on Form S-1 Filed October 6, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 15, 2010 addressed to the Company with respect to the above-referenced filing. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 8 to the Registration Statement (the “Amendment”) responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Prospectus Cover Page
1.	We note your added disclosure that, among other things, the offering is conditioned on the Company receiving gross proceeds in initial borrowings under the new senior revolving credit facility simultaneously with payment for the shares of common stock offered hereby in an amount sufficient to consummate the transactions described under Use of Proceeds. Please revise your disclosure in plain English to quantify the amount of gross proceeds that the Company must receive under the new credit facility to satisfy this condition. Please also describe this provision in greater detail under Use of Proceeds.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the prospectus cover page to describe in plain English this condition to closing under the underwriting agreement.

H. Christopher Owings
October 18, 2010

The Company has also revised its disclosure in “Use of Proceeds” on page 34 to describe this condition to closing in greater detail and to reflect certain additional matters discussed with the Staff.
Capitalization, page 36
2.	We note that the first bullet point on this page states: “on an actual basis (without giving effect to the 1-for-10.435 reverse stock split of our common stock)”; however, your capitalization table is properly presented giving effect to the stock split. Please revise. Also the first bullet point of your pro forma capitalization disclosure discusses the reverse stock split as if it had occurred as of June 30, 2010. Since the reverse stock split is now reflected in your actual column, please revise your bullet point as necessary.
The Company respectfully acknowledges the Staff’s comment and has revised the first bullet point on the page to provide that its capitalization presented on an actual basis is provided as of June 30, 2010 after giving effect to the 1-for-10.435 reverse stock split of its common stock. In light of this change, the Company has eliminated the first bullet point of its pro forma capitalization disclosure since the reverse stock split is reflected in the actual column.
Dilution, page 38
3.	Please refer to your discussion of the impact of a $1.00 increase or decrease in the offering price as seen on page 39. Please provide us with the details of your calculations resulting in a change to the pro forma as adjusted dilution per share of $0.45 and $0.43, as we are unable to recalculate these amounts.
The Company respectfully acknowledges the Staff’s comment and has prepared the following table to provide details regarding its calculation of the impact that a $1.00 increase or decrease in the assumed initial public offering price would have on its pro forma as adjusted net tangible book value per share after giving effect to the Culligan Refill Acquisition.

H. Christopher Owings
October 18, 2010

		Assuming a $1	Assuming a $1
	Assuming an	increase in the	decrease in the
	IPO price of	IPO price per	IPO price per
	$12 per Share	share	share
	(in thousands, except per share amounts)
Pro Forma as Adjusted Net Tangible Book Value	$21,500	$29,250	$13,750

Shares
Existing Stockholders:
Common Stock	1,563	1,563	1,563
Converted Series A Preferred Stock	1,797	1,797	1,797
Converted Series B Preferred Stock	1,078	995	1,176
Converted Series C Preferred Stock	2,504	2,311	2,732

Total Existing Stockholders	6,942	6,666	7,268

New Investors	8,333	8,333	8,333

Culligan Store Solutions LLC	3,750	3,462	4,091

Total	19,025	18,461	19,692

Pro forma as adjusted net tangble book value per share after giving effect to the Culligan Refill Acquistion	$1.13	$1.58	$0.70

Increase (decrease) in pro forma as adjusted net tangible book value per share		$0.45	$(0.43)

As reflected in the above table, the Company notes that the number of shares of common stock that its Series B and Series C preferred stock converts into increases or decreases based upon the initial public offering price per share. In addition, while the Company will issue Culligan Store Solutions, LLC common stock with a value of $45.0 million at the closing of the Culligan Refill Acquisition, the actual number of shares to be issued will vary depending upon the initial public offering price per share. After considering the Staff’s comment, the Company has revised its current disclosure on page 39 in “Dilution” and added the following disclosure to describe these factors:
The number of shares of common stock that our Series B and Series C preferred stock converts into at the closing of our initial public offering will increase or decrease based upon the initial public offering price per share. The conversion ratio for our Series B preferred stock is based upon 90% of the initial public offering price or $10.44, whichever is greater. At initial public offering prices of $11.00 per share and $13.00 per share, the conversion ratio of the Series B preferred stock will be 1:0.1010 and 1:0.0855, respectively. The conversion ratio for our Series C preferred stock adjusts between initial public offering prices of $10.44 per share and $13.04 per share. At initial public offering prices of $11.00 per share and $13.00 per share, the conversion ratio of the Series C preferred stock will be 1:0.2182 and 1:0.1846, respectively. In addition,

H. Christopher Owings
October 18, 2010

since we are obligated to issue Culligan $45.0 million of our common stock at the closing of the Culligan Refill Acquisition, the actual number of shares we will issue will increase or decrease based upon our initial public offering price per share.
4.	Please refer to your tabular presentation of the number of shares purchased by different groups of investors as seen in the middle of page 39. Please provide us with the details of your calculation of 6.94 million shares of common stock purchased by existing investors on a pro forma as adjusted basis at June 30, 2010. In this regard, your historical June 30, 2010 balance sheet indicates that you had 1.46 million shares of common stock actually outstanding, and footnotes (g) and (h) to your pro forma June 30, 2010 balance sheet indicate that your preferred stock will convert into a total of 5.4 million shares of common stock, which appears to total to 6.86 million shares instead of 6.94 million shares.
The Company respectfully acknowledges the Staff’s comment and has revised the tabular presentation to correct an error and reflect an additional 1,039 outstanding shares of common stock as of June 30, 2010 on a pro forma as adjusted basis. The Company has also revised the disclosure on pages 39 and 40 to note that the number of shares of common stock outstanding at June 30, 2010 on a pro forma as adjusted basis includes 105,564 shares of unvested restricted common stock. The Company notes these shares of restricted common stock are subject to time-based vesting and are entitled to voting and dividend rights prior to vesting. The Company further notes that the inclusion of these shares in its dilution calculation is consistent with the presentation of its total outstanding shares of common stock after giving effect to the offering and the Culligan Refill Acquisition contained elsewhere in the Registration Statement (see, e.g., “Prospectus Summary — The Offering” and “Description of Capital Stock”). Finally, the Company believes it is appropriate to include these restricted shares of common stock as it conducts its dilution calculation in order to show a fuller effect of dilution to new investors than if these shares were excluded from the calculation. These two items together with rounding differences account for the identified discrepancy.
Unaudited Pro Forma Consolidated Financial Data, page 41
5.	Please include a discussion of the $2.4 million beneficial conversion feature charge on the conversion of the Series C preferred in footnote (j) as this affects accumulated deficit.
The Company respectfully acknowledges the Staff’s comment and has revised footnote (j) to include a discussion of the $2.4 million beneficial conversion feature charge on the conversion of the Series C convertible preferred stock.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
6.	We note the “to be issued” audit report included in your filing. Please be advised that your registration statement cannot be declared effective until the preface in the audit report is removed and the audit report finalized.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to effect the 1-for-10.435 reverse stock split of its common stock prior to the effectiveness of the registration statement. The Company’s independent registered public accounting firm has confirmed that it intends to remove the preface and finalize its audit report once this reverse stock split is effected. This audit report in its final form will be included in a subsequent amendment to the registration statement filed with the Commission on or prior to the effective date of the registration statement.
Exhibit 23.1

H. Christopher Owings
October 18, 2010

7.	Similar to the comment above on your “to be issued” audit report, please be advised that your registration statement cannot be declared effective until the preface in the consent is removed and the consent finalized.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the preface to the consent will be removed and the consent in its final form will be included in a subsequent amendment to the registration statement filed with the Commission on or prior to the effective date of the registration statement.
Additional Revisions Made in the Amendment
The Amendment also includes certain updated information and corrections to typographical errors on pages 4, 5, 11, 30, 67, 94, 96, 129, 134, 135, 136, 142, 143, 149, II-3 and II-4.
*       *       *
In light of our discussions with the Staff prior to filing this Amendment, we note that the Company will begin printing and distributing preliminary prospectuses as soon as possible and along with the underwriters for the offering will commence roadshow presentations later this week. Please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter or the Amendment.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)